United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Valero Energy Corporation

Name of persons relying on exemption: Mercy Investment Services, Inc.

Address of persons relying on exemption:

2039 North Geyer Road, Saint Louis, MO  63131

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

CONTACT: Mary Minette, Mercy Investment Services | mminette@mercyinvestments.org

April 24, 2023

Dear Fellow Valero Energy Corporation Shareholder:

Mercy Investment Services is writing to urge you to vote AGAINST the re-election of director nominees Robert A. Profusek, Deborah Majoras, and Rayford Wilkins at Valero Energy Corporation’s annual meeting on May 9, 2023, for failing to provide accurate and timely disclosure of environmental risks and opportunities, such as those associated with climate change.

As a long-term Valero Energy (VLO) shareholder, we believe the time has come to hold VLO’s Board accountable for its inadequate oversight of the company’s unique climate-related risks and opportunities.

After nearly a decade of dialogue, and more than four years of engagement with VLO’s senior management as members of the VLO engagement team for the Climate Action 100+ initiativei (CA100+), there has been limited progress on our requests, which significantly align with the recommendations of the Task Force on Climate-related Financial Disclosuresii (TCFD). We are concerned that VLO’s Board is failing to properly exercise its risk management and oversight responsibilities of Valero’s low-carbon fuels growth strategy given the critical risks climate change poses to its business operations.

Rather than engage in constructive dialogue with Mercy Investment Services or with the Climate Action 100+ engagement cohort, Valero has painted us as an unreasonable actor aiming to shut down the company’s refineries.

Mercy Investment Services has no such goal.

Forecasts from the International Energy Agencyiii, Wood Mackenzieiv, and even BPv, among others, indicate that global demand for petroleum liquids, including refined products such as Valero’s core transportation fuels, is expected to shrink in the coming decades.

Mercy Investment Services is a long-term Valero investor with a strong preference to see the Company survive and potentially thrive in a lower-carbon economy. These forecasts, respected and cited throughout the industry, demonstrate why we have repeatedly sought from management to understand how the company will operate its refineries amid the coming reality of declining product demand.

Ultimately, the Board, on behalf of shareholders, should be providing management with proper guidance on its strategic planning decisions to enable the delivery of sustainable long-term shareholder value. By continuing to provide inadequate climate-related disclosures that are not in line with TCFD’s 11 recommended disclosures and by approving highly unconventional GHG emission reduction goals that are contrary to globally accepted guidance and that do not cover the majority of the company’s emissionsvi, VLO’s Board has failed to properly oversee management in developing and implementing plans to protect shareholder value in a lower-carbon economy. While the entire Board bears some responsibility for these failings, we believe accountability must begin with the above-mentioned directors who are both longstanding independent directors at VLO and also members of the Sustainability and Public Policy Committee, which was created in early 2022 in an attempt to further enhance the Board’s oversight structure and efforts with respect to ESG, sustainability, and other relevant oversight mattersvii.

Over the past year, our working cohort wrote to and met with independent Valero directors, including members of the new Sustainability and Public Policy Committee (SPPC) and of the Audit Committee. We followed up our half-hour meeting with a letter providing peer examples of best practices and asking additional questions. While we were very appreciative of the directors’ time, most of our questions remain unanswered.

For example, in its 2035 GHG reduction target, Valero uses the lower-carbon profile of its biofuels products to offset its scope 1 and 2 emissions. Proper protocol would instead categorize Valero’s biofuel emissions as scope 3 product emissions. While we do not dispute that Valero’s biofuels are lower carbon than its fossil fuel products, accepted protocols simply do not allow for this type of offset. Valero’s use of those numbers is therefore highly unconventional and calls into question the overall legitimacy of their current, quite limited targets.

Boards help set the tone that allows management to embrace the evolving climate-related risk landscape more fully and to develop strategies that identify and seize upon climate-related opportunities. As such, we believe that Valero Energy’s Board must be refreshed to properly position the company for a lower-carbon economy and ultimately protect long-term shareholder value.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY MERCY INVESTMENT SERVICES. PROXY CARDS WILL NOT BE ACCEPTED BY MERCY INVESTMENT SERVICES. PLEASE DO NOT SEND YOUR PROXY TO MERCY INVESTMENT SERVICES. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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i https://www.climateaction100.org/

ii https://www.fsb-tcfd.org/

iii See the IEA’ World Energy Outlook 2022 https://www.iea.org/reports/world-energy-outlook-2022/outlook-for-liquid-fuels and the April 13th, 2023 Financial Times article, “Clean energy is moving faster than you think” citing that the IEA’s latest analysis, to be published in its Global EV Outlook 2023, shows that global demand for all road transport fuels will peak by 2025 at https://www.ft.com/content/5b337285-9b67-4b61-81ce-36d2d968c82c

iv See Wood Mackenzie’s “What different scenarios tell us about the future of oil and gas” at https://www.woodmac.com/news/the-edge/what-different-scenarios-tell-us-about-the-future-of-oil-and-gas/ and “US oil demand on course for long, slow decline” at https://www.woodmac.com/news/opinion/us-oil-demand-on-course-for-long-slow-decline/

v See BP’s Energy Outlook 2022 edition at https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bp-energy-outlook-2022.pdf

vi See points a) and b) of Mercy Investment Services’ exempt solicitation filing encouraging investors vote FOR proposal #5 at https://www.sec.gov/Archives/edgar/data/1035002/000121465923004126/x323230px14a6g.htm

vii See the “Newly Formed Committee” section on p. 7 of Valero Energy’s 2022 AGM Proxy Statement at https://www.sec.gov/Archives/edgar/data/1035002/000103500222000014/valero2022proxy.htm